 ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-195689
Dated June 11, 2014

2925 Boardwalk
Ann Arbor, MI 48104
734-864-5600

Script for Mid-Quarter Business Update -- June 11, 2014

Good day everyone and welcome to another Advanced Photonix business update. Before we get started, I want to remind listeners that this call will contain forward-looking statements, which involve known and unknown risks and uncertainties about the Company’s business and the economy and other factors that may cause actual results to differ materially different from our expected achievements and anticipated results, including unforeseen technological obstacles which may prevent or slow the development and/or manufacture of new products; problems with the integration of acquired companies and technology and possible inability to achieve expected synergies; and limited (or slower than anticipated) customer acceptance of new products which have been and are being developed by the Company.

Given these uncertainties, listeners are cautioned not to place undue reliance on any forward-looking statements contained in this conference call. Please see our periodic reports and other documents filed with the Securities Exchange Commission for a fuller statement of risk factors applicable to the Company, including our recently filed Registration Statement on Form S-3, Registration No. 333-195689.

PLEASE BE ADVISED THAT THE COMPANY HAS FILED THE REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING SUBJECT TO THE REGISTRATION STATEMENT. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THAT OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEBSITE IS 0000869986.  ALTERNATIVELY, THE COMPANY AND THE UNDERWRITER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 1-734-864-5688.

In January of this year, we informed everyone that we will increase our communications with shareholders and this business update call is one of the tools which we will be using to do so. Since this is a business update, we will not be taking questions at the end of this call. We will file a Form 8-K with the Securities Exchange Commission with the transcript of the call to fulfill our disclosure requirements under Regulation FD.

I would like to review some of the positive developments in our markets and events that have occurred over the past three months.

Recognizing our need for additional capital, and after reviewing several alternatives, including a strategic sale of assets, a private placement, a convertible debt issuance, a rights offering and various other forms of financing, we raised $2.5 Million through a firm commitment underwriting by B. Riley & Co., LLC. The proceeds in the offering will be used to pay down the outstanding balance under our line of credit with Silicon Valley Bank and certain fees related to our credit agreements with SVB and Partners for Growth, which in turn will help to both ensure the continued availability of that line to meet our working capital needs, and facilitate our ongoing negotiations with our SVB and Partners for Growth.

In particular, over the past several months, we have made several announcements regarding our credit agreements with Silicon Valley Bank and Partners for Growth, the most recent of which occurred on May 2, 2014 when we disclosed in a Form 8-K filing that Silicon Valley Bank had agreed to extend our line of credit through July 31, 2014 and that both Silicon Valley Bank and Partners for Growth had agreed to restructure our financial covenants to, among other things, lower our required liquidity ratio to 1.30:1.00 through May 31, 2014, and to 2.00:1.00 from and after June 30, 2014.  We have exceeded these requirements and yesterday we received a proposal from SVB to extend our line of credit for an additional two year period commencing from the date the final documentation is completed and executed, and to revise our covenants and loan pricing..  PFG has indicated their agreement with the proposed terms, and negotiations with our lenders are ongoing.

On the business side, we believe prospects are improving for fiscal year 2015 with China having announced a major internet expansion and Terahertz contract and system sales beginning to achieve some traction.  As I will detail, two significant terahertz development contracts with the US government that we have been pursuing for over a year are expected to be signed shortly.

Besides the anticipated government terahertz contracts, in March of this year we made an announcement of a significant volume purchase order for our T-Gauge 5000 product by a European customer. By May, that agreement had evolved into a three-year, $1.2 Million minimum commitment. Initial deployment of the product is expected at the end of this calendar year, and if successful, may become a key milestone in gaining market acceptance of this innovative technology.

We also announced in May the release of a new 10G APD product for the Fiber to the Home and Metro markets. We are expecting to have the product in customer hands later this calendar year. We also released a press release in the middle of May announcing a new $700,000 100G order from a current China Telecom customer that was above our previously forecasted demand. As a result of these increases in demand, we have added a second shift and are working to significantly expand our HSOR operations.

As previously alluded to, we have received notification of an expected award on an approximately $1 million new Small Business Innovation Research (or SBIR) contract for the US Navy for our terahertz product platform. In this Phase II SBIR project we propose to build and test a prototype non-contact time-domain terahertz (TD-THz) non-destructive evaluation (NDE) scanning system to acquire sub-surface images beneath submarine acoustic hull coatings. The system will enable the rapid detection of hull defects such as corrosion and gouges hidden beneath submarine hull coating, as well as hull coating material and adhesion defects.

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In addition we have been informally advised that we have been selected to receive a SBIR Phase II grant for $1.5 Million for the F-35 program.  The “selection” term designation means that, a contracting officer has been assigned to finalize a negotiated contract with us (though no assurance can be given that those negotiations will be successfully completed).

Modern day fighter aircraft require precise alignment of exterior doors and panels in order to meet stringent performance and interchangeability criteria. To meet requirements for rigging doors and panels on the aircraft, two key measurements are required: step height and gap width between the door/panel and the adjacent structure.. The purpose of the Phase II Grant is to transition the prototype hand-held Step/Gap end effector that we developed on an earlier SBIR award to a Commercial Off the Shelf (COTS) product.

In addition, there are also additional purchase orders that we expect to receive in the coming months, indicating that our military business should be returning a more normalized run rate.

In summary, the headwinds of last year have become tailwinds for us as US government, military and China telecom spending have picked up dramatically. As a result we are currently anticipating greater than 20% year over year revenue growth in Fiscal 2015 which should increase our revenues for that year to more than $31 Million, the level at which we expect to have positive EBITDA (as defined in our lending agreements with SVB and PFG).

For all these reasons, and despite the fierce competition and pricing pressures in the telecom space and the many difficulties of introducing a radically new technology like teraherz, we are excited about the coming year’s prospects.

Please join us for our 4th quarter and year-end earnings call to find out more, on June 30, 2014.

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